OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

DRILLING COMMENCES ON MIRANDA GOLD’S RED CANYON PROJECT

Vancouver, BC, Canada – June 2, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that its exploration funding partner Montezuma Mines Inc. ("Montezuma") will begin drilling at Red Canyon, a sediment-hosted gold project in Eureka County, Nevada, by the end of this week.  A drill program of approximately 5,000 ft (~1,524 m) is anticipated in up to seven reverse-circulation drill holes at the Ice Prospect (“Ice”).

Montezuma’s drilling program will attempt to expand a near-surface zone of oxidized gold mineralization at Ice.  Exploration potential, in lower-plate carbonate rocks, is open along strike to the northeast in areas covered by younger volcanic rocks.  The exploration potential to the northeast is defined by: a) five drill holes that intersected gold mineralization, b) geologic mapping, c) structural contouring, d) a 3D geochemical evaluation, and e) gravity data.  Select drill-hole intercepts from Ice include:

•

95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.012 g Au/t from 6.1 to 35.1 m) in KR-001;

•

85 ft of 0.046 oz Au/t from 15 to 100 ft (25.9m of 1.578 g Au/t from 4.6 to 30.5 m) in ROM07-01; and

•

60 ft of 0.033 oz Au/t from 200 to 260 ft (18.3 m of 1.132 g Au/t from 61.0 to 79.3 m) in M-9.

This drill program is the first phase of the 2009 drill campaign at Red Canyon.  A second round of drilling is planned for later in the year after the evaluation of assay results.

The Red Canyon project is made up of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit (+8.5 million ounces).

For more information on the Red Canyon project, including details on previous exploration visit http://www.mirandagold.com/s/RedCanyon.asp.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Newcrest Resources Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.